Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Analyst & Investor Site Visit
Released	09:00 27-Apr-05

RNS Number:5551L
Wolseley PLC
27 April 2005

Wolseley plc
Analyst and Investor Site Visit to France

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is hosting a visit for analysts and investors on Wednesday 27 April and Thursday 28 April 2005, to some of its PBM (building materials) and Brossette (plumbing and heating) operations in France.

No material new information will be disclosed in the presentations and there will be no statement on current trading.

Copies of presentations made during the course of the visit will be made available on the Company's website www.wolseley.com from 1530 on 27 April 2005.

Press/Investor Enquiries:

Wolseley plc 0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959
Deborah Done/Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 51,500 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange